UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Research Solutions, Inc

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

761025105

(CUSIP Number)

Merihan Tynan
Cove Street Capital, LLC
525 South Douglas Street, Suite 225 El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025105	13D	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,262,592
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,400,778 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,778
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.14% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA
(1) Percentage calculated based on 29,500,764 shares of Common Stock, par value $0.01 per share, outstanding as of May 5, 2023 as reported in the Form 10-K for the fiscal year ended March 31, 2023 of Research Solutions, Inc.
(2) 14,370 Shares owned by Jeffrey Bronchick are in an SMA managed by Cove Street Captial LLC. 19,370 are owned by Jeffrey Bronchick related account personally not managed by CSC 3) CSC Partners Fund, LP a Delaware limited partnership operated as a private investment partnership managed by Cove Street Capital LLC.

CUSIP No. 761025105	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,740
	8.	SHARED VOTING POWER 1,262,592
	9.	SOLE DISPOSITIVE POWER 33,740
	10.	SHARED DISPOSITIVE POWER 2,386,408(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,518
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.25% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) Percentage calculated based on 29,500,764 shares of Common Stock, par value $0.01 per share, outstanding as of May 5, 2023 as reported in the Form 10-K for the fiscal year ended March 31, 2023 of Research Solutions, Inc.. (2) 14,370 Shares owned by Jeffrey Bronchick are in an SMA managed by Cove Street Captial LLC. 19,370 are owned by Jeffrey Bronchick related account personally not managed by CSC. (3) CSC Partners Fund, LP a Delaware limited partnership operated as a private investment partnership managed by Cove Street Capital LLC.

CUSIP No. 761025105	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the Common stock, $0.001 par value (the "Shares"), of Research Solutions, Inc, a Nevada corporation (the "Issuer" or "RSSS"). The principal executive offices of the Issuer are located at 10624 S. EASTERN AVE, SUITE A-614, HENDERSON, NV, 89052.

Item 2.  Identity and Background.

a) This statement is filed by:

(i) Cove Street Capital, LLC, a Delaware limited liability company (“CSC”), with respect to the Shares beneficially owned by it; and

(ii) Jeffrey Bronchick, as a member of CSC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

b) The address of the principal office of each of the Reporting Persons is 525 South Douglas Street, Suite 225, El Segundo, CA 90245

c) The principal business of CSC is providing investment advisory and investment management services. Mr. Bronchick serves as a member of CSC.

d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is organized under the laws of the state of Delaware. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares held by CSC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,400,778 Shares beneficially owned by CSC is approximately $5,301611 including brokerage commissions.

Item 4.  Purpose of Transaction.

This 13D filing is to reflect the change from 13G to 13D. Last Filing was 13G dated December 31,2022 filing February 10, 2023.

Cove Street Capital, on behalf of its advisory clients, has sent the enclosed letter to the Board of Directors, expressing its dismay over the filing of a 13D on a August 4th, 2023 by the group led by the current Chairman of the Board, Peter Derycz, which we believe is an inappropriate airing of internal Board issues to the detriment of all shareholders.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentages calculated based on 2,400,778 shares of Common Stock outstanding as of May 5, 2023, as reported on the Form 10-Q filed by the Issuer on May 12, 2023.

A.	CSC
(a)	As of August 15, 2023, CSC beneficially owned 2,400,778 Shares.

Percentage: Approximately 8.15%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,262,592
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,400,778

(c)	The transactions in the Shares by CSC in the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Bronchick
(a)	As of August 15, 2023, Mr. Bronchick beneficially owns any RSSS Common Stock, however as a member of CSC, Mr. Bronchick may be deemed the beneficial owner of the 2,434,518 Shares owned by CSC.

Percentage: Approximately 8.25%

(b)	1. Sole power to vote or direct vote: 33,740
2. Shared power to vote or direct vote: 1,262,592
3. Sole power to dispose or direct the disposition: 33,740
4. Shared power to dispose or direct the disposition: 2,386,408

(c)	Outside of the account under the Management of Cove Street Capital, Mr. Bronchick, in a related account owns 19,370 shares.
(d)	CSC Partners Fund, LP a Delaware limited partnership operated as a private investment partnership managed by Cove Street Capital LLC owns 469,296.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in the original Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Ex.99.1 Letter to the Board of Directors from Cove Street capital

CUSIP No. 761025105	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2023

Cove Street Capital LLC

/s/ Merihan Tynan Name: Merihan Tynan
Title: Chief Compliance Officer; Principal

/s/ Jeffrey Bronchick Jeffrey Bronchick

CUSIP No. 761025105	13D	Page 5 of 5 Pages

SCHEDULE A

Transactions in the Shares in the past 60 days

COVE STREET CAPITAL, LLC

Nature of the Transaction Securities	Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Common Stock	2,548	2.08	07/10/2023
Common Stock	100	2.08	07/13/2023
Common Stock	16,567	2.08	07/14/2023
Common Stock	2,700	2.08	07/17/2023
Common Stock	5,417	2.08	07/18/2023
Common Stock	400	2.06	07/19/2023
Common Stock	1,134	2.05	07/21/2023
Common Stock	1,586	2.06	07/24/2023
Common Stock	11,129	2.18	07/31/2023
Common Stock	1,700	2.16	08/01/2023